Via SEDAR

August 29, 2018

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sir or Madam:

Re:	Metalla Royalty & Streaming Ltd. (the “Company”)
Advance Notice of Annual General Meeting

We advise the following with respect to the upcoming Annual General Meeting of Shareholders of the Company:

1.	Meeting Type:	Annual
2.	Class of Securities Entitled to Receive Notice:	Common
3.	Class of Securities Entitled to Vote:	Common
4.	CUSIP Number:	59124U100
5.	Record Date for Notice:	September 24, 2018
6.	Record Date for Voting:	September 24, 2018
7.	Beneficial Ownership Determination Date:	September 24, 2018
8.	Meeting Date:	November 6, 2018
9.	Meeting Location:	Vancouver, British Columbia
10.	Notice & Access Will Be Utilized:
	• Beneficial Holders	Yes
	• Registered Holders	Yes
11.	Stratification	No
12.	Sending proxy materials directly to NOBOs:	Yes
13.	Pay for proxy materials to be delivered to OBOs:	No

Yours truly,

METALLA ROYALTY & STREAMING LTD.

Signed: “Kim Casswell”

Kim Casswell
CORPORATE SECRETARY

cc: Computershare Investor Services – Att: Derek Lim

543 Granville St Ste 501, Vancouver BC V6C 1X8
CANADA t:+1 (604) 696-0741
info@metallaroyalty.com